Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Seacoast Banking Corporation of Florida:

In connection with pre-effective amendment No. 1 to the Form S-4 registration statement to be filed by Seacoast Banking Corporation of Florida and subsidiaries (the Company), we consent to the use of our report dated March 17, 2014, with respect to the consolidated balance sheet of the Company as of December 31, 2013, and the related consolidated statements of income, comprehensive income (loss), cash flows, and shareholders’ equity for each of the years in the two-year period ended December 31, 2013, incorporated herein by reference and to the reference to our firm under the heading “Experts” in the prospectus.

/s/ KPMG LLP

May 19, 2015
Miami, Florida
Certified Public Accountants